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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2002 (MM/DD/YY) AND ENDING 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

PROCESSING SECTION AUG 28 2003

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes and Company
(Name – *if individual, state last, first, middle name*)

301 Magazine St., 2nd Fl. (Address) New Orleans (City) LA (State) 70130 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey and Company, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dorsey & Company, Inc.

Statements of Financial Condition

June 30, 2003 and 2002

Assets

	2003	2002
Cash	$ 12,874	$ 26,289
Receivable from Brokers, Dealers and Clearing Organizations	146,144	300,524
Deposits with Clearing Organizations	50,214	99,920
Securities Owned, at Market Value	1,513,042	977,520
Securities Owned, Not Readily Marketable, (Cost $20,100)	20,100	155,100
Accrued Interest Receivable	13,755	8,901
Property and Equipment, Net	39,974	47,228
Other Assets	90,724	79,879
Total Assets	$ 1,886,827	$ 1,695,361

Liabilities and Stockholders' Equity

	2003	2002
Liabilities:		
Accounts Payable	$ 97,748	$ 75,032
Payable to Brokers, Dealers and Clearing Organizations	286,742	-
Accrued Salaries & Bonuses	73,624	89,772
401(k) and Profit Sharing Plan Payable	-	18,497
Total Liabilities	458,114	183,301
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2003 and 2002, Respectively.	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	1,873,588	1,956,935
Treasury Stock - at cost, 4,900 Shares at June 30, 2003 and 2002, Respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,428,713	1,512,060
Total Liabilities and Stockholders' Equity	$ 1,886,827	$ 1,695,361

See Notes to Financial Statements